08002314

RECEIVED

2008 MAY -5 A 9:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

April 29, 2008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

We have submitted letters to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing agreement and SEBI Circular as detailed below, a copy whereof is enclosed for information and records:

Sl.no.	Document	Regulation	Filed on / with
1.	Audited Financial Results for the quarter as also the year ended March 31, 2008	Clause 41 of the listing agreement	29-4-2008 BSE & NSE
2.	Closure of Register of Members	Clause 16 of the listing agreement	29-4-2008 BSE & NSE

(BSE) - Bombay Stock Exchange Limited
(NSE) - National Stock Exchange of India Limited

Kindly acknowledge receipt.

Thanking you.

Yours faithfully
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

PROCESSED
MAY 12 2008
THOMSON REUTERS

Encls: a/a

5/7

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

April 29, 2008

Mr. Bhushan Mokashi
Manager - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

BSE Scrip Code : 500111

The Manager
Listing Department
The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

NSE Scrip Code : RELCAPITAL

Dear Sirs,

Re.: **Closure of Register of Members.**

In terms of clause 16 of the listing agreement, we wish to inform you that the Register of Members and Transfer Books of the Company will remain closed from June 20, 2008 to June 27, 2008 (both days inclusive) for the purpose of declaration of dividend on equity shares for the financial year ended March 31, 2008.

Name of the Exchange	Scrip Code /Symbol	No. of Equity shares	Book Closure		Purpose
			From	To	
Bombay Stock Exchange Limited (BSE)	500111	24,56,32,800	June 20, 2008 (Friday)	June 27, 2008 (Friday)	Declaration of Dividend
The National Stock Exchange of India (NSE)	RELCAPITAL				

You are requested to inform your members accordingly.

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

BOMBAY STOCK EXCHANGE LTD.
INWARD SECTION
29 APR 2008
CONTENTS NOT VERIFIED
SIGN.

c.c. The Secretary - National Securities Depository Ltd.
The Secretary - Central Depository Services (India) Ltd.

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

April 29, 2008

Mr. Bhushan Mokashi	**The Manager**
Manager - CRD	**Listing Department**
Bombay Stock Exchange Limited	**The National Stock Exchange of India**
Phiroze Jeejeebhoy Towers,	Exchange Plaza, 5th Floor,
Dalal Street,	Plot No. C/1, G Block
Mumbai - 400 001	Bandra Kurla Complex, Bandra (E)
	Mumbai - 400 051
BSE Scrip Code : 500111	**NSE Scrip Code : RELCAPITAL**

Dear Sir,

Sub: Audited Financial Results for the year ended March 31, 2008 pursuant to Clause 41 of the Listing Agreement.

In continuation to our letter dated April 16, 2008, we wish to inform you that at the meeting of the Board of Directors of the Company held today i.e. April 29, 2008, the Board inter alia, approved audited annual accounts and recommended a dividend of Rs.5.50 on equity share of Rs.10/- each for the financial year ended March 31, 2008.

We give particulars required to be furnished under clause 20 and clause 41 of listing agreement for the year ended March 31, 2008.

We would request you to kindly bring the aforesaid information to the notice of your members.

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl: As above

c.c. The Secretary - National Securities Depository Ltd.
The Secretary - Central Depository Services (India) Ltd.

Audited Consolidated Financial Results for the quarter / year ended March 31, 2008

(Rs.in crore, except per share data)

Sr. No	Particulars	Quarter ended March 31 2008	Quarter ended March 31 2007	% change	Year ended March 31 2008	Year ended March 31 2007	% change
1	Income from Operations	1,634.69	821.68	99	4,792.67	2,139.56	124
2	Other Income	0.02	7.07		126.52	18.30	
3	Total Income (1+2)	1,634.71	828.75		4,919.19	2,157.86	
4	Expenditure						
	a Increase/decrease in stock in trade	-	-		-	-	
	b Consumption of raw materials	-	-		-	-	
	c Purchase of traded goods	-	-		-	-	
	d Employees Cost	149.49	48.47		403.22	147.22	
	e Depreciation	19.20	5.77		41.21	13.96	
	f Other expenditure	352.85	203.59		1,331.87	559.17	
	g Premium paid on Reinsurance	173.64	111.71		766.50	410.10	
	h Claims Incurred	305.38	82.66		750.68	173.18	
	Total	1,000.56	452.20		3,293.48	1,303.63	
5	Interest	184.78	19.89		409.97	42.69	
6	Exceptional Items		-			-	
7	Profit (+) / Loss (-) from Ordinary Activities before Tax (3)-(4+5+6)	449.37	356.66		1,215.74	811.52	
8	Tax Expense						
	Current Tax (including Fringe Benefit Tax)	76.72	40.05		192.87	105.37	
	Deferred Tax	(0.86)	7.00		12.63	6.65	
9	Net Profit (+) / Loss (-) from Ordinary Activities after Tax (7 - 8)	373.51	309.62		1,010.24	699.50	
10	Excess / (Short) Provision for Tax of earlier years		0.22			0.22	
			309.83			699.72	
11	Less : Minority Interest	(6.18)	-		(6.18)	-	
12	Net Profit after Minority Interest	367.33	309.84		1,004.06	699.92	
13	Share of Profit/(Loss) of Associates	(1.76)	(3.83)		5.00	3.49	
14	Net Profit after Minority Interest and Share of profit of Associates	365.57	306.01	19	1,009.06	703.21	43
15	Paid-up equity Share Capital						
	Equity Share of Rs.10 each	246.16	246.16		246.16	246.16	
16	Earning Per Share (EPS) for the period and for the year (Rs.)						
	Basic	15.02	13.44		41.08	30.73	
	Fully Diluted	15.02	13.44		41.08	30.73	

Audited Consolidated Segment reporting for the quarter / year ended March 31, 2008

(Rs. In crore)

Sl. No.	Particulars	Quarter ended March 31		Year ended March 31	
		2008	2007	2008	2007
1	Segment Revenue				
	a Finance & Investments	**631.05**	422.84	**1,742.76**	900.00
	b Asset Management	**203.13**	64.18	**472.92**	203.75
	c General Insurance	**644.42**	342.50	**2,346.12**	1,055.85
	d Consumer Finance	**193.30**	-	**394.58**	-
	Total	**1,671.90**	829.52	**4,956.38**	2,159.61
	Less: Inter segment	**(37.28)**	(0.76)	**(37.28)**	(1.75)
	Net Sales	**1,634.62**	828.75	**4,919.10**	2,157.86
2	Segment Results				
	a Finance & Investments	**436.68**	362.89	**1,191.29**	737.36
	b Asset Management	**120.38**	(7.95)	**205.43**	71.92
	c General Insurance	**(89.34)**	1.72	**(162.84)**	2.24
	d Consumer Finance	**(15.06)**	-	**5.86**	-
	Total	**452.66**	356.66	**1,239.74**	811.52
	Less : Unallocated expenses	**(3.26)**	-	**(23.99)**	-
	Profit before Tax	**449.40**	356.66	**1,215.75**	811.52
3	Capital Employed				
	a Finance & Investments	**5,297.14**	4,919.50	**5,297.14**	4,919.50
	b Asset Management	**764.41**	112.42	**764.41**	112.42
	c General Insurance	**493.85**	259.40	**493.85**	259.40
	d Consumer Finance	**207.83**	-	**207.83**	-
	Total	**6,763.23**	5,291.32	**6,763.23**	5,291.32

Notes :

1 In preparation of consolidated financial results:

a) More than 50% owned Subsidiaries are consolidated in accordance with the Accounting Standard on Consolidated Financial Statements (AS 21). These entities are Reliance Capital Asset Management Ltd., Reliance Capital Trustee Co. Ltd., Reliance General Insurance Company Ltd., Reliance Gilts Ltd., Reliance Equity Advisors (India) Limited (formerly Reliance Venture Asset Management Pvt. Ltd.), Reliance Capital Research Pvt. Ltd., Reliance Technology Ventures Pvt. Ltd, Reliance Money Express Limited (Formerly known as Travelmàte Services (India) Pvt. Ltd), Medybiz Pvt. Ltd., Net Logistics Pvt. Ltd., Reliance Asset Management (Mauritius) Ltd., Reliance Asset Management (Singapore) Pte. Ltd., Reliance Capital Asset Management (UK) Plc., Reliance Capital Markets Pvt.Ltd. and Reliance Capital Partners.

b) 50% or less owned in Associates in which the Company has significant influence are accounted under the equity method in accordance with the Accounting Standard on Accounting for Investments in Associates in Consolidated Financial Statements (AS 23). These entities are Reliance Share & Stock Brokers Pvt. Ltd., Reliance Land Pvt. Ltd., Ammolite Holdings Ltd., Reliance Asset Reconstruction Co. Ltd.

c) The consolidated financial statement should be read in conjunction with notes to the separate financial results.

2 Since all the operations of the Company are conducted within India, there is no separate reportable geographical segment.

3 The reportable segments are further described below:

a) Finance & Investment
b) Asset Management
c) General Insurance
d) Consumer Finance

4 The figures for the corresponding year have been restated wherever necessary to make them comparable.

for Reliance Capital Limited

Anil D. Ambani
Chairman

Place: Mumbai
Date: April 29, 2008

Audited Financial Results for the quarter / year ended March 31, 2008

(Rs.in crore, except per share data)

Sr. No	Particulars	Quarter ended March 31		% change	Year ended March 31		% change
		2008	2007		2008	2007	
1	Income from Operations	**797.07**	407.34	**96**	**2,066.98**	883.65	**134**
2	Other Income	**2.22**	0.03		**12.81**	0.21	
3	Total Income (1+2)	**799.29**	407.37		**2,079.79**	883.86	
4	Expenditure						
	a Increase/decrease in stock in trade and work in progress	-	-		-	-	
	b Consumption of raw materials	-	-		-	-	
	c Purchase of traded goods	-	-		-	-	
	d Employees Cost	**66.38**	8.46		**157.86**	45.30	
	e Depreciation	**6.49**	2.38		**17.09**	7.07	
	f Other expenditure	**109.15**	17.76		**325.24**	55.68	
	Total	**182.02**	28.60		**500.19**	108.05	
5	Interest	**184.03**	19.83		**408.15**	42.63	
6	Exceptional Items	-	-		-	-	
7	Profit (+) / Loss (-) from Ordinary Activities before Tax (3)-(4+5+6)	**433.24**	358.94		**1,171.45**	733.18	
8	Tax Expense						
	Current Tax (including Fringe Benefit Tax)	**46.75**	38.00		**131.50**	78.00	
	Deferred Tax	-	9.00		**14.50**	9.00	
9	Net Profit (+) / Loss (-) from Ordinary Activities after Tax (7 - 8)	**386.49**	311.94		**1,025.45**	646.18	
10	Extraordinary Items (Net of tax expenses Rs.________)	-	-		-	-	
11	Net Profit (+) / Loss (-) for the period (9-10)	**386.49**	311.94	**24**	**1,025.45**	646.18	**59**
12	Paid-up equity Share Capital Equity Share of Rs.10 each	**246.16**	246.16		**246.16**	246.16	
13	Reserves excluding revaluation reserves				**5,937.11**	5,015.65	
14	Earning Per Share (EPS)						
	a) Basic and diluted EPS before extraordinary items for the period, for the year to date and for the previous year (not to be annualised)						
	Basic	**15.74**	13.70		**41.75**	28.39	
	Fully Diluted	**15.74**	13.70		**41.75**	28.39	
	b) Basic and diluted EPS after extraordinary items for the period, for the year to date and for the previous year (not to be annualised)						
	Basic	**15.74**	13.70		**41.75**	28.39	
	Fully Diluted	**15.74**	13.70		**41.75**	28.39	
15	Public shareholding						
	- Number of Shares	**11 28 08 081**	11 63 25 104		**11 28 08 081**	11 63 25 104	
	- Percentage of shareholding	**45.92**	47.36		**45.92**	47.36	

Audited Segment reporting for the quarter / year ended March 31, 2008

(Rs. In crore)

Sl. No.	Particulars	Quarter ended March 31		Year ended March 31	
		2008	2007	2008	2007
1	Segment Revenue				
	a Finance & Investments	605.99	407.37	1,685.21	883.86
	b Consumer Finance	193.30	-	394.58	-
	Total	799.29	407.37	2,079.79	883.86
	Less: Inter segment	-	-	-	-
	Net Sales	799.29	407.37	2,079.79	883.86
2	Segment Results				
	a Finance & Investments	451.56	358.95	1,189.58	733.18
	b Consumer Finance	(15.06)	-	5.86	-
	Total	436.50	358.95	1,195.44	733.18
	Less : Unallocated expenses	3.26	-	23.99	-
	Profit before tax	433.24	358.95	1,171.45	733.18
3	Capital Employed				
	a Finance & Investments	5,975.44	5,161.23	5,975.44	5,161.23
	b Consumer Finance	207.83	-	207.83	-
	Total	6,183.27	5,161.23	6,183.27	5,161.23

Notes :

1 The financial results are in accordance with the standard accounting practices followed by the Company in preparation of its statutory accounts.

2 Figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

3 As per Accounting Standard (AS 17), issued by Institute of Chartered Accountants of India, the Company has reported segment information. The operations of the Company are conducted within India, there is no separate reportable geographical segment.

4 The Board of Directors have recommended a dividend of Rs.5.50 per share (55% on the equity shares of of face value of Rs.10/- each) for the year subject to the approval of the members of the Company.

5 The number of investor complaints pending as on January 1, 2008 were NIL, the complaints received during the period January 1, 2008 to March 31, 2008 were 288, the complaints resolved during the period were 288 and pending unresolved as of March 31, 2008 were Nil.

6 The above results were reviewed by the Audit Committee. The Board of Directors at its meeting held on April 29, 2008 approved the above results and its release.

for Reliance Capital Limited

Anil D. Ambani
Chairman

Place: Mumbai
Date: April 29, 2008

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

2April 29, 2008

Mr. Bhushan Mokashi
Manager - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code : 500111

NSE Scrip Code : RELCAPITAL

Dear Sir,

Sub: Audited Financial Results for the year ended March 31, 2008 pursuant to Clause 41 of the Listing Agreement.

In continuation to our letter dated April 29, 2008, we, *inter alia*, enclose herewith the media release of the Company for the year ended March 31, 2008 for your information.

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl: As above

c.c. The Secretary - National Securities Depository Ltd.
The Secretary - Central Depository Services (India) Ltd.

MEDIA RELEASE

RELIANCE CAPITAL REPORTS CONSOLIDATED NET PROFIT OF RS.1,009 CRORES (US$ 251 MILLION) FOR THE YEAR – AN INCREASE OF 43%

RELIANCE CAPITAL REPORTS CONSOLIDATED TOTAL INCOME OF RS. 4,919 CRORES (US$ 1.2 BILLION) FOR THE YEAR – AN INCREASE OF 128%

RELIANCE CAPITAL REPORTS CONSOLIDATED NET PROFIT OF RS. 366 CRORES (US$ 92 MILLION) FOR THE QUARTER – AN INCREASE OF 19%

RELIANCE CAPITAL REPORTS CONSOLIDATED TOTAL INCOME OF RS. 1,635 CRORES (US$ 411 MILLION) FOR THE QUARTER – AN INCREASE OF 97%

TOTAL ASSETS OF RS. 16,371 CRORES (US$ 4.1 BILLION) – AN INCREASE OF 142%

NET WORTH OF RS. 6,086 CRORES (US$ 1.5 BILLION) – RANKS AMONG THE TOP 3 INDIAN PRIVATE SECTOR FINANCIAL SERVICES GROUPS

RELIANCE CAPITAL RAISES DIVIDEND FROM 35% TO 55%

Mumbai, April 29, 2008: Reliance Capital Limited (RCL) today announced its audited financial results for the year ended March 31, 2008. The performance highlights are:

Consolidated – Year ended March 31, 2008

- **Total income of Rs 4,919 crores** (US$ 1.2 billion), against Rs 2,158 crores in the corresponding period, **an increase of 128%**
- **Net profit of Rs 1,009 crores** (US$ 251 million), against Rs 703 crores in the corresponding period, **an increase of 43%**
- **Earnings per share of Rs. 41.08** (US$ 1.02), against Rs 30.73 in the corresponding period, **an increase of 34%**

Consolidated – Quarter ended March 31, 2008

- **Total income of Rs 1,635 crores** (US$ 411 million), against Rs 829 crores in the corresponding period, **an increase of 97%**
- **Net profit of Rs 366 crores** (US$ 92 million), against Rs 306 crores in the corresponding period, **an increase of 19%**
- **Earnings per share of Rs 15.02** (US$ 0.37) as against Rs 13.44 in the corresponding period, **an increase of 12%**

Standalone – Year ended March 31, 2008

- **Total Income of Rs 2,080 crores** (US$ 517 million), against Rs 884 crores in the corresponding previous period, **an increase of 135%**
- **Net Profit of Rs 1,025 crores** (US$ 255 million), against Rs 646 crores in the corresponding previous period, **an increase of 59%**
- **Earning per share (EPS) of Rs 41.75** (US$ 1.04), against Rs 28.39 in the corresponding period previous year, **an increase of 47%**

Standalone – Quarter ended March 31, 2008

- **Total Income of Rs 799 crores** (US$ 201 million), against Rs.407 crores in the corresponding previous period, **an increase of 96%**
- **Net Profit of Rs 386 crores** (US$ 97 million), against Rs.312 crores in the corresponding previous period, **an increase of 24%**
- **Earning per share (EPS) of Rs 15.74** (US$ 0.39), against Rs.13.7 in the corresponding period previous year, **an increase of 15%**
- **Total Assets of the company stood at Rs 16,371 crores** (US$ 4.1 billion), an increase of 142% over the previous year.

At the meeting held today, **the Board has approved payment of dividend of Rs.5.50 per share on a capital base of Rs. 246.16 crores.** The dividend payout has increased by 58% from Rs. 100 crores to Rs. 158 crores (US$ 40 million) for the year ended March 31, 2008

Net worth:

As on March 31, 2008, the **net worth of the company stood at Rs 6,086 crores (US$ 1.5 billion)**.

The company ranks among the top 3 Indian private sector financial services groups in terms of net worth.

Credit Rating:

The Company has a debt equity ratio of 1.5 as on March 31, 2008, and enjoys the highest top-end ratings of 'A1+' and 'F1+' by ICRA and FITCH, respectively.

Operational Review:

As on March 31, 2008, the **total assets of the company stood at Rs 16,371 crores (US$ 4.1 billion)**, an increase of 142% over the previous year.

The investment portfolio as on March 31, 2008, amounted to Rs. 4,715 crores (US$ 1.2 billion), at cost.

The company has **not raised any fixed deposits** from the public.

During the year, the **number of employees** increased more than three fold from 6,127 to **21,823.**

Commenting on the results, Mr. Anil D. Ambani, Chairman, Reliance Capital Limited said:

"We are delighted that Reliance Capital crossed the US$ 1 billion (Rs.4,000 crores) mark in revenues and Rs.1,000 crores (US$ 250 million) mark in net profits, during the year. Our leadership position across different businesses, provides us an unprecedented platform for substantial growth in the future."

Group Companies:

Reliance Mutual Fund (RMF)
Reliance Capital Asset Management (RCAM)

- **Reliance Mutual Fund** (RMF) **is the No. 1 Mutual Fund in the country.** The **assets under management**, increased to **Rs 90,938 crores (US$ 22.75 billion)** as on March 31, 2008 from Rs 46,307 crores as on March 31, 2007, **an increase of 96%.** During the same period the AUM of the entire Indian mutual fund industry increased from Rs. 324,737 crores to Rs. 528,935 crores, growth of 63%

- RMF further cemented its leadership position by increasing its market share to 17% at the end of March 2008 from 14% at the end of March 2007. The market share of the second largest mutual player as on March 31, 2008 is 10%

- Number of investors in RMF increased to **63.87 lakhs** as on March 31, 2008 against **32.27 lakhs** as on March 31, 2007, highest amongst the private sector mutual funds

- The **net profit of RCAM was Rs. 150 crores (US$ 37 million)** for the year, **an increase of 210 %**

- During 2007-08, 10 new schemes were launched and as on March 31, 2008 there were a total of 38 schemes comprising 15 equity oriented schemes, 22 debt oriented schemes and 1 gold exchange traded fund

- RMF had a presence across 279 locations as on March 31, 2008 as against 100 locations as on March 31, 2007

- During the year, RMF won the **Fund House of the Year"** award in the Equity category according to a survey by ICRA Online Ltd. RMF has also won the "Most Trusted Mutual Fund Brand" for the second year, in succession by Economic Times - AC Nielsen ORG-MARG survey

Reliance Life Insurance

- **Reliance Life Insurance is amongst the top four** (in terms of monthly new business premium) **private sector life insurance companies in India**

- The **New Business Premium Income** was **Rs 2,754 crores (US$ 684 million)** for the year as against Rs. 932 crores in the previous year, **an increase of 195%.**

- **Total number of policies** in force as on March 31, 2008 were **14,48,200** as against 5,15,680 as on March 31, 2007, an increase of 181%

- During the year, 4 new schemes were launched, Reliance Wealth + Health plan; Reliance Secured Child Plan, Reliance Automatic Investment Plan and Reliance Total Investment Plan. Reliance Life offers 26 products, of which 21 are targeted at individuals and 5 at group business

- **The distribution network** was increased to **744 branches** at the end of March 31, 2008 against 156 branches at the end of March 31, 2007

- **The number of agents** at the end of the year was as **184,201** as against 95,711 agents at the end of the previous year, an increase of 92%

- The policyholders funds under management increased to Rs.3,284 crores as at March 31, 2008 against Rs. 1,802 crores as at March 31, 2007

Reliance General Insurance

- **Reliance General Insurance is amongst the top three** (in terms of monthly gross written premium) **private sector General insurance companies in India**

- **Gross Direct Premium** for the year ended March 31, 2008 was **Rs 1,946 crores (US$ 484 million)** as against Rs. 912 crores in the corresponding previous period, **an increase of 113%**

- The distribution network has increased to 218 branches at the end of March 31, 2008 as against 85 branches at the end of March 31, 2007

- Reliance General Insurance (RGI) offers auto insurance, health insurance, home insurance, property insurance, travel insurance, marine insurance, commercial insurance and other speciality insurance products.

Reliance Money

- **Reliance Money is the largest brokerage and distributor of financial products in India with more than 2 million customers and the largest distribution network**

- Reliance Money formally commenced operations in April 2007. Reliance Money generated revenues of Rs.239 crores and has achieved break even in the first year of operations

- Reliance Money is a comprehensive financial services and solutions provider, providing customers with access to equities, equity options and commodities futures, mutual funds, IPOs, life and general insurance products, offshore investments and credit cards

- As on March 31, 2008, Reliance Money had a **distribution network of over 8,500 outlets** in over **4,250 locations**

- The **average daily volume** on the stock exchanges is **Rs. 2,000 crores**, representing approximately **3% of the total stock exchange volume**

Reliance Consumer Finance

- Reliance Consumer Finance marks the entry of Reliance Capital into the expanding consumer finance segment with a wide range of products which include Personal loans, Vehicle loans (car and commercial), Home loans, Loan against property and SME loans.

- Reliance Consumer Finance commenced operations in May 2007

- As on March 31, 2008, the loan book size was of **Rs.7,120 crores (US $ 1.8 billion)**

Other Businesses

In February 2008, RCL received approval from Reserve Bank of India to commence the business of asset reconstruction. RCL will have 49% shareholding in Reliance Asset Reconstruction Company Ltd. (RARC) The other shareholders include two FIIs - Dacecroft (a FII promoted by leading International Investor George Soros) and Blue Ridge and domestic institutions - General Insurance Corporation of India, Corporation Bank and Indian Bank. RARC will commence operations in the current financial year.

Shareholding Pattern as on March 31, 2008:

Category	No. of Shares	Shareholding (%)
Reliance Anil Dhirubhai Ambani Group	13,11,31,996	53.4
Foreign Investors – FIIs, GDRs, NRIs and others	6,75,69,476	27.5
Domestic institutions/ Banks/ Mutual Funds	75,30,146	3.1
Indian public – 1.3 million shareholders	3,94,01,182	16.0
TOTAL	**24,56,32,800**	**100**

Share price performance during the year 2007-08:

Particulars	March 31, 2008	March 30, 2007	% Change
Reliance Capital (Rs.)	**1,229.50**	**668.05**	**84%**
BSE Sensex	15,644.44	13,072.10	20%
NSE Nifty	4,734.50	3,821.55	24%

Background:

Reliance Capital Ltd is a part of the Reliance - Anil Dhirubhai Ambani Group and is now ranked among the 25 most valuable private companies in India and is a Forbes Global 2000 company (World's 2000 largest public companies).

The Reliance Anil Dhirubhai Ambani Group currently has a market capitalization of over Rs.3,00,000 crores (US$ 75 billion) , net worth in excess of Rs. 55,000 crores (US$ 14 billion), cash flows of Rs. 11,000 crores (US$ 2.8 billion), net profit of Rs. 7,000 crores (US$ 1.7 billion) and zero net debt.

Reliance Capital is one of India's leading and fastest growing private sector financial services companies, and ranks among the top 3 private sector financial services and banking groups, in terms of net worth.

Reliance Capital has interests in asset management and mutual funds, life and general insurance, private equity and proprietary investments, stock broking, depository services, distribution of financial products, consumer finance and other activities in financial services.

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